UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 3, 2006

By U.S. Mail and facsimile

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People`s Republic of China

      Re:	American Dairy, Inc.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed October 6, 2006
		File No. 333-128075
		Form 10-Q for the Fiscal Quarter Ended September 30,
2005
		Filed November 14, 2005
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 31, 2006
      Form 10-Q for the Fiscal Quarter Ended March 31, 2006
		Filed May 15, 2006
      Form 10-Q for the Fiscal Quarter Ended June 30, 2006
		Filed August 14, 2006
		File No. 1-32473

Dear Mr. Leng:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.  We

welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have not complied with our prior requests to amend your Form 10-Qs and Form 10-K. Furthermore, we note that you filed your Form 10-Q for the quarter ended June 30, 2006 without making the changes we had requested in our prior comment letters. We will defer any further review of your filing until you have complied with our request to amend these documents.
2. Please update your consent to use the report of your independent registered public accounting firm. Please also be aware of the need to provide updated interim financial information, as applicable.
3. We note your response to our prior comment 2. Please state when you expect to hold an annual meeting.
4. With your next amendment, please file a complete redlined S-1 that shows all the changes between the second amendment and the third amendment, and the third amendment and the fourth amendment. We note that the redlined S-1 you filed with the third amendment did not mark all the changes made. As an example only, the redlined version did not show the changes made in regard to adding a Risk Factor for failure to hold an annual meeting; the addition of second quarter numbers to MD&A; changes to footnotes in the selling shareholders table; and additions to the exhibit index.

Business

Sources of Milk, page 13
5. We note your response to our prior comment 7, and renew it.
Please discuss the nature, and typical terms, of your arrangements.
If the arrangements are oral, so state.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 28
6. Please expand your Management`s Discussion and Analysis to address
your use of funds for construction in progress.  Indicate the nature
of these projects, the types of costs that are incurred, when they are expected to be completed, and any additional costs that are expected to be incurred. Additionally, explain how you plan to finance these costs.
7. We note your response to our prior comment 9, and renew it in
part.   Please add a discussion of the material terms of the line
of
credit with the Construction Bank of China to the prospectus, including the principal amount available for borrowing, any amount currently outstanding, the interest rate, maturity date, payment
schedule, and material covenants.   Please refile this contract as
an
exhibit, ensuring that all the terms of the contract are filled in.

Selling Stockholders, page 33
8. We reissue in part our prior comment 10.  We note that you state
that you have provided the name of the natural person with the power
to vote or to dispose of the securities being registered for all entities, but you fail to identify such a person for F. Berdon & Co.
LP, Gibson Living Trust, Gobco Partners, H L Severance Inc.
Pension
Plan & Trust, and H L Severance Inc. Profit Sharing Plan & Trust. Please provide this information.
9. We reissue our prior comment 12. We note your statement that "Certain of the individual selling shareholders are representatives or affiliates of broker-dealers who acquired their shares in the ordinary course either for cash or administrative services, including
Kyle Rogers, Timothy Keating, and Jeff Andrews, who are principals of
Keating Investments, and Mathew Wang and Sun Kai Pan of American Eastern Securities, in addition to those affiliates listed in the
footnotes to the above table."   Your use of the word "including"
appears to suggest that there are other, unnamed affiliates. If true, please identify them, or else delete the word "including." In addition, please disclose, if true, that at the time of the purchase of the securities, these individuals had no agreements or understandings, directly or indirectly with any party to distribute the securities.
10. We note that you identify Legend Merchant Group, Inc. as a registered broker-dealer. Please identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

Certain Relationships and Related Transactions, page 42
11. We renew our prior comment 16, as it does not appear that you have responded to it. Please identify the officers and directors to whom the loans were made and itemize the date each loan was made and its amount. State the expenses for which the advances were made. Please state whether the loans are approved by the disinterested members of the Board of Directors, and whether you have any policies in place in regard to loans by executives to the company. Please file each loan agreement as an exhibit, as required by Item 601(b)(10)(ii)(A) of Regulation S-K.
12. We renew our prior comment 18, as it does not appear that you have provided the information requested. Please state whether the terms of the transactions with Mr. Leng were the same as would have been obtained from an unaffiliated party.

Description of Capital Stock

Common Stock, page 38
13. We renew our prior comment 19, as it does not appear that you
have provided the information requested.   In the second paragraph
of
this section you state that directors are elected by majority vote.
Please state the vote that is required for other corporate actions.
Please see Item 202(a)(1)(v) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 54
14. We note your response to our prior comment 23, and the filing of
a $2.5 million Series B Convertible Note issued to Pike Capital
Partners with a maturity date of August 14, 2007.   However, your
disclosure in this section refers to a Series B Convertible Note with a principal amount of $5 million. Please advise.
15. We note that you also reference a $3 million Series A
Convertible
Note issued April 27, 2005 to Pike Capital Partners and two Series
B
Convertible Notes issued June 30, 2004 with a total principal amount of $5 million issued to one accredited investor. Please file these documents as exhibits. Please supplementally advise whether there is an indenture under which the company`s convertible notes are issued.

Recent Sales of Unregistered Securities, page 50
16. We renew in part our prior comment 25. We note your added disclosure, but it does not appear that you provided the information requested for each selling shareholder. As an example only, we could not find information on when and how F. Berdon & Co. LP, Gibson Living Trust, Gobco Partners, H L Severance Inc. Pension Plan & Trust, and H L Severance Inc. Profit Sharing Plan & Trust obtained the securities you are registering for resale. Please identify the transactions in which each of the selling shareholders received the shares being registered for resale. Include the basis for your conclusion that an exemption from registration was available. Ensure that you disclose the value of any consideration received in exchange for such securities. Finally, please file as exhibits the documentation related to these private placements.

5. Inventories, page F-18
17. We note your disclosure on page seven that you process raw milk in small batches and that this enables you to reduce the amount of time that the raw milk is held prior to processing it. Please explain the time it takes to process the raw milk and convert it to milk powder. Additionally, please expand your disclosure to separately report raw milk apart from partially processed materials and explain the nature of the items included in your raw and partially processed materials inventory balances for each period presented. Finally, please expand your MD&A to explain the reason for the 125% increase in the raw material`s balance from December 31,
2005 to June 30, 2006.

7. Transactions with Related Parties, page F-18
18. Please expand your liquidity discussion to identify loans from officers and directors as a source of liquidity and explain how this source is considered in your corporate plan to manage your cash flows. Additionally, please address the use and availability of financing raised from other sources such as a limited partnership shareholder, as disclosed on page F-20.
 Closing Comments

      As appropriate, please amend your Form 10-K and Form 10-Qs within ten business days of the date of this letter, or else let us know when you will respond. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	J. Rinde, Esq. (by facsimile)
      J. Goeken
	J. Davis
      D. Levy




Mr. Leng You-Bin
American Dairy, Inc.
November 3, 2006
Page 7